UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73827 / December 12, 2014

Admin. Proc. File No. 3-16016

In the Matter of

BLACK HAWK EXPLORATION,
COMPOSITE TECHNOLOGY CORPORATION,
FORZA ENVIRONMENTAL BUILDING
PRODUCTS, INC.,
HOTCLOUD MOBILE, INC., and
SPATIALIGHT, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Black Hawk Exploration, Composite Technology Corporation, Forza Environmental Building Products, Inc., Hotcloud Mobile, Inc., or SpatiaLight, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Black Hawk Exploration, Composite Technology Corporation, Forza Environmental Building Products, Inc., Hotcloud Mobile, Inc., and SpatiaLight, Inc. The order contained in that decision is hereby declared effective. The initial

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[1]   17 C.F.R. § 201.360(d).

[2]   *Black Hawk Exploration, Composite Tech. Corp., Forza Envtl. Bldg. Prods., Inc., Hotcloud Mobile, Inc., Immunobiotics, Inc., and SpatiaLight, Inc.,* Initial Decision Rel. No. 680 (Sept. 23, 2014), 109 SEC Docket 17, 2014 WL 4705443. The stock symbols and Central Key Index numbers are: BHWX and 1349371 for Black Hawk Exploration; CPTCQ and 317477 for Composite Technology Corporation; GUGO and 1393284 for Forza Environmental Building Products, Inc.; HOTM and 1397645 for Hotcloud Mobile, Inc.; and SPLT and 881468 for SpatiaLight, Inc.

decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Black Hawk Exploration, Composite Technology Corporation, Forza Environmental Building Products, Inc., Hotcloud Mobile, Inc., and SpatiaLight, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 680
ADMINISTRATIVE PROCEEDING
File No. 3-16016

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BLACK HAWK EXPLORATION, COMPOSITE TECHNOLOGY CORPORATION, FORZA ENVIRONMENTAL BUILDING PRODUCTS, INC., HOTCLOUD MOBILE, INC., IMMUNOBIOTICS, INC., and SPATIALIGHT, INC.	INITIAL DECISION OF DEFAULT AS TO FIVE RESPONDENTS September 23, 2014

APPEARANCE: David S. Frye, for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Black Hawk Exploration (Black Hawk), Composite Technology Corporation (Composite), Forza Environmental Building Products, Inc. (Forza), Hotcloud Mobile, Inc. (Hotcloud), and SpatiaLight, Inc. (SpatiaLight) (collectively, Respondents).[1] The revocation is based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On August 14, 2014, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondents were served with the OIP by August 19, 2014, in

[1] The case has already ended as to ImmunoBiotics, Inc. *Black Hawk Exploration*, Exchange Act Release No. 73018, 2014 SEC LEXIS 3316 (Sept. 9, 2014).

accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by September 2, 2014. *Black Hawk Exploration*, Admin. Proc. Rulings Release No. 1718, 2014 SEC LEXIS 3003 (Aug. 21, 2014). On September 3, 2014, I ordered Respondents to show cause by September 15, 2014, why the proceeding should not be determined against them due to their failure to file Answers or otherwise defend this proceeding, warning that failure to do so would result in them being deemed in default, having the proceeding determined against them, and having the registration of their securities revoked. *Black Hawk Exploration*, Admin. Proc. Rulings Release No. 1752, 2014 SEC LEXIS 3126 (citing OIP at 3-4; 17 C.F.R. §§ 201.155(a)(2), .220(f)). To date, none of the Respondents have filed an Answer or responded to the Order to Show Cause.[2]

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3-4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Black Hawk, Central Index Key (CIK) No. 1349371, is a defaulted Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Black Hawk is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended August 31, 2011, which reported a net loss of $829,487 for the prior year. As of August 11, 2014, the common stock of Black Hawk was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") (OTC Link), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Composite, CIK No. 317477, is a revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Composite is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss from continuing operations of $9,692,000 for the prior six months. On April 10, 2011, Composite filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was still pending as of August 11, 2014. As of August 11, 2014, the common stock of Composite was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Forza, CIK No. 1393284, is a revoked Nevada corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Forza is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2011, which

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[2] On September 2, 2014, this Office received a letter from the Law Offices of Harold P. Gewerter, Esq., Ltd., stating that with respect to Black Hawk Exploration, "the corporation does not intend to oppose the SEC's request for an Order revoking the registration of its securities under the Securities Exchange Act of 1934." I construe the letter as announcing, in effect, that Black Hawk's default was intentional.

reported a net loss of $947,605 for the prior nine months. As of August 11, 2014, the common stock of Forza was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Hotcloud, CIK No. 1397645, is a dissolved Nevada corporation located in Burbank, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hotcloud is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2011, which reported a net loss of $800,311 for the prior nine months. As of August 11, 2014, the common stock of Hotcloud was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SpatiaLight, CIK No. 881468, is a New York corporation located in Novato, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SpatiaLight is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2007, which reported a net loss of $13,847,164 for the prior nine months. As of August 11, 2014, the common stock of SpatiaLight was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Black Hawk Exploration, Composite Technology Corporation, Forza Environmental Building Products, Inc., Hotcloud Mobile, Inc., and SpatiaLight, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the

Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge